                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]      For the fiscal year ended December 31, 1999.

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

[ ]      For the transition period from _______to _______.

                                    Commission file number: 000-21640
                                                            ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  STATION CASINOS, INC. 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              STATION CASINOS, INC.
                             2411 WEST SAHARA AVENUE
                               LAS VEGAS, NV 89102

                  STATION CASINOS, INC. 401(k) RETIREMENT PLAN


                          INDEX TO FINANCIAL STATEMENTS


                                                                                        Page
                                                                                        ----
         Report of Independent Public Accountants                                       3

         Statement of Net Assets Available for Benefits as
         of December 31, 1999                                                           4

         Statement of Changes in Net Assets Available for
         Benefits for the Year Ended December 31, 1999                                  5

         Notes to Financial Statements                                                6-9

         Schedules:

         I.       Schedule of Assets Held for Investment
                  Purposes as of December 31, 1999                                      10

         Exhibit Index                                                                  11

         Signature                                                                      12

         Exhibit 23.1                                                                   13


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Station Casinos, Inc. 401(k) Plan Administrator:

We have audited the accompanying statement of net assets available for benefits of the Station Casinos, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Arthur Andersen LLP

Las Vegas, Nevada
June 13, 2000

                              STATION CASINOS, INC.
                             401(k) RETIREMENT PLAN
                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                     December 31,
                                                                         1999
                                                                    -------------
ASSETS:
      Investments.................................................  $   42,768,612

      Receivables:
         Participant contributions................................         303,803
         Employer contributions...................................          76,111
                                                                    --------------
             Total receivables....................................         379,914
                                                                    --------------

             Total assets.........................................      43,148,526
                                                                    --------------

             Net assets available for benefits....................  $   43,148,526
                                                                    ==============


    The accompanying notes are an integral part of this financial statement.

                              STATION CASINOS, INC.
                             401(k) RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                          For the
                                                                                         year ended
                                                                                       December 31,
                                                                                           1999
                                                                                    ----------------
ADDITIONS:
      Additions to net assets attributed to:
         Investment income:
            Net appreciation in fair value of investments.........................    $    5,070,211
         Interest and dividends...................................................         1,894,609
         Interest on participant loans............................................           105,226
                                                                                    ----------------
                                                                                           7,070,046
                                                                                    ----------------

      Contributions:
         Transfer in from previous trustee........................................        28,799,868
         Participant..............................................................         8,756,153
         Employer.................................................................         1,988,543
                                                                                    ----------------
                                                                                          39,544,564
                                                                                    ----------------

             Total additions......................................................        46,614,610
                                                                                    ----------------
DEDUCTIONS:
      Deductions from net assets attributed to:
         Benefits paid to participants............................................         3,396,364
         Administrative expenses..................................................            69,720
                                                                                    ----------------

             Total deductions.....................................................         3,466,084
                                                                                    ----------------

             Net increase.........................................................        43,148,526

      Net assets available for benefits:
         Beginning of year (See Note 2)...........................................                -
                                                                                    ----------------
         End of year..............................................................     $  43,148,526
                                                                                    ================


    The accompanying notes are an integral part of this financial statement.

                              STATION CASINOS, INC.
                             401(k) RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF THE PLAN

         The following description of the Station Casinos, Inc. 401(k) Retirement Plan (the "Plan") provides only general information of the Plan which has been legally established through a formal retirement Plan Document and Trust Agreement as amended. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

         a.       GENERAL

         The Plan is a qualified, defined contribution plan covering all non-bargaining unit employees of Station Casinos, Inc. (the "Company") who have completed 1,000 hours of service during a single year and have attained the age of 21.

         b.       CONTRIBUTIONS, VESTING AND ALLOCATION

         Participants may make contributions to the Plan of any amount up to 15% of their annual compensation, but not to exceed the maximum dollar limit set by the Internal Revenue Service each year. Participants may make rollover contributions to the Plan. All participant contributions are immediately 100% vested and are nonforfeitable. Subject to the limitations described below, the Company makes matching contributions to the Plan on behalf of each participant in an amount equal to 50% of the first 4% of compensation which a participant contributes to the Plan as pre-tax contributions. A participant is credited with a year of service for vesting purposes upon completion of 1,000 hours of service during the Plan year. A participant begins to vest in that portion of his or her account attributable to the Company's matching contributions as follows:


                  VESTING SERVICE                   VESTING %

                  Less than 1 year                     0

                  1 year                              20

                  2 years                             40

                  3 years                             60

                  4 years                             80

                  5 or more years                    100


         Each year the Company may make an additional discretionary contribution to the Plan. The discretionary contribution would be allocated among the accounts of eligible participants. Participants become 100% vested in the discretionary contribution after five years of service. In the event of termination of a participant by reason of death or disability, the full value of the participant's account as of the immediately preceding valuation date becomes vested.

         All contributions are invested in multiples of 1% as designated by the participant. A participant may direct his/her contributions into any of 16 investment options, one of which is the Station Casinos, Inc. Common Stock Fund ("STN Stock Fund"). A participant, however, may only invest 20% of his or her account balance in the STN Stock Fund. A participant may change his/her investment options monthly, subject to certain Plan provisions. Participants should refer to the Plan documents for a complete description of the investment options as well as for the detailed composition of each investment fund.

         c.       FORFEITURES

         The portion of a participant's account that is not vested is forfeited when the participant terminates employment with the Company. These forfeitures shall first be used to pay administrative expenses of the Plan and then are used to reduce future employer contributions payable under the Plan. Forfeitures for the year ended December 31, 1999 were $117,377. During 1999, the Company applied $31,160 of forfeiture funds to administrative expenses.

         d.       PAYMENT OF BENEFITS

         Upon normal retirement or death, vested benefits from the Plan may be made in either the form of a lump sum cash payment of the participant's account or in a series of payments over a period not to extend beyond the life expectancy of the participant or the joint life expectancy of the participant and the participant's beneficiary.

         Any participant who terminates employment with the Company shall be entitled to receive the value of the vested portion of his or her account no later than the sixtieth day after the close of the plan year in which the participant terminates employment.

         Participants may withdraw from their account once they have attained age 59 1/2. Participants may also withdraw from their account, without regard to age, in the event of extreme hardship.

         e.       PARTICIPANT LOANS

         Subject to the rules and limitations contained in the Plan, a participant is able to request a loan for an amount equal to as much as $50,000, but not to exceed 50% of the vested amount credited to his or her account. At December 31, 1999 there were outstanding participant loans in the amount of $2,053,902, which approximates the fair value of the loans. The participant loans bear interest at rates commensurate with those charged by persons in the business of lending money for loans which would be made under similar circumstances, which for the year ended December 31, 1999 ranged from 8.75% to 9.50%. The loans require equal repayments of principal and interest (with payments not less than quarterly) over a period not to exceed five years.

         f.       ADMINISTRATION

         The Plan is administered by a committee designated by the Company's Board of Directors (the "Administrative Committee").

         g.       PLAN EXPENSES

         Legal, management trust, administrative and accounting expenses are paid by the trust fund if not paid by the Company. Payment of such fees are directed by the Administrative Committee.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.       BASIS OF PRESENTATION

         The financial statements of the Plan are maintained on an accrual basis.

         b.       USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         c.       INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments are stated at their current market value measured by the latest available quoted market prices in active markets. Investment income is recorded as earned on a daily basis.

         d.       NEW ACCOUNTING PRONOUNCEMENTS

         In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 eliminates the previous requirement for a defined contribution plan to present plan investments by general type for participant-directed investments in the statement of net assets available for benefits. SOP 99-3 also eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The provisions of SOP 99-3 are effective for financial statements for plan years ending after December 15, 1999.

         e.       PLAN TRANSFER AND AMENDMENT

         On January 1, 1999, the Company adopted the Plan. The Adoption Agreement was amended on February 1, 1999 to reflect the merger of the Station Casinos, Inc. 401(k) Plan (the "Former Plan") into the Plan. In connection with this transaction, all participants' account balances in the Former Plan were transferred to the Plan. The transfer of assets was completed February 1, 1999. The aggregate balances of all participant accounts on the date of the transfer was approximately $28.8 million. These transfers are reflected in the statement of changes in net assets available for benefits as "transfer in from previous trustee".

         The Plan was in effect January 1, 1999, therefore, the accompanying statement of changes in net assets available for benefits is presented for the year ended December 31, 1999. The transfer of assets from the Former Plan did not occur until

         February 1, 1999, therefore, the predecessor trustee recorded earnings and received contributions during the month ended January 31, 1999, as follows:


              Net appreciation in fair value of investments        $  940,153
              Participant contributions                               264,552
              Employer contributions                                   57,274
                                                                   ----------
                                                                   $1,261,979
                                                                   ==========

         These earnings and contribution receipts for January 1999 are included in the "transfer in from previous trustee" line on the accompanying statement of changes in net assets available for benefits.

3.       BENEFITS PAYABLE

         There were no benefits payable as of December 31, 1999.

4.       INCOME TAX STATUS OF THE PLAN

         The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 1995, that the Former Plan was qualified and the Trust established under the Former Plan was tax-exempt, under the appropriate sections of the Internal Revenue Code. The Company adopted the Plan on January 1, 1999, and the Former Plan was merged with the Plan on February 1, 1999. The Administrative Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust was tax-exempt as of December 31, 1999.

5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances.

6.       SUBSEQUENT EVENT

         The Company entered into an agreement with Scudder Investments ("Scudder") to act as recordkeeper/trustee of the Plan. The Company plans to transfer the assets of the Plan to Scudder on or about August 1, 2000.

                              STATION CASINOS, INC.
                             401(k) RETIREMENT PLAN
           Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999
                                 EIN# 88-0301133

                                   SCHEDULE I


                                                     SHARE                                     MARKET
                                                    BALANCE                PRICE                VALUE
                                                 -------------         -----------        --------------

JANUS ASPEN WORLDWIDE                               26,305.233           $   47.56         $   1,251,077

EVERGREEN SMALL CAP VAL S                           25,886.687           $   14.77         $     382,346

WF LIFEPATH 2010 A                                  23,080.403           $   13.17         $     303,969

WF LIFEPATH 2020 A                                  23,287.935           $   15.32         $     356,771

WF LIFEPATH 2030 A                                  20,024.293           $   17.69         $     354,230

WF LIFEPATH 2040 A                                  12,362.870           $   19.74         $     244,043

STATION CASINOS, INC. COMMON STOCK FUND*           107,758.000           $   22.44         $   2,417,820

ACCRUE INCOME                                          531.590           $    1.00         $         532

INV. SEC. SOLD                                      13,990.130           $    1.00         $      13,990

INTEREST-BEARING CASH                               94,669.060           $    1.00         $      94,669

FIDELITY PRIME FUND*                             4,269,435.470           $    1.00         $   4,269,435

ADVISOR HIGH YIELD CL T*                           171,968.891           $   11.37         $   1,955,286

ADVISOR GROWTH OPPORTUNITY CL T*                   126,243.077           $   46.66         $   5,890,502

ADVISOR BALANCED CL T*                              24,132.402           $   18.25         $     440,416

ADVISOR GROWTH & INCOME CL T*                      406,876.577           $   20.38         $   8,292,145

ADVISOR EQUITY GROWTH CL T*                        126,280.221           $   71.61         $   9,042,927

ADVISOR SMALL CAP CL T*                                      -           $   22.80         $           -

ADVISOR MID CAP CL T*                              228,803.584           $   18.65         $   4,267,187

ADVISOR LARGE CAP CL T*                             52,876.092           $   21.51         $   1,137,365

OUTSTANDING LOAN BALANCE                                                                   $   2,053,902
                                                                                          --------------

                                                                                           $  42,768,612
                                                                                          ==============


*  Party in interest

                                    EXHIBIT INDEX


Exhibit Number             Description
--------------             -----------

23.1                       Consent Of Independent Public Accountants

                                    SIGNATURE
                                    ---------

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 26, 2000              STATION CASINOS, INC. 401(k) RETIREMENT PLAN


                                  By: /s/ Glenn C. Christenson
                                     ----------------------------------------
                                          Glenn C. Christenson
                                          Executive Vice President,
                                          Chief Financial Officer,
                                          Chief Administrative Officer,
                                          Treasurer and Director (Principal
                                          Financial and Accounting Officer)